SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Interim Report 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: September 24, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

FORWARD-LOOKING STATEMENTS

This interim report contains forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the directors and management of PCCW Limited (the “Company” or “PCCW”) about its business and the industry and markets in which it operates. These forward-looking statements include, without limitation, statements relating to revenues and earnings. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and are difficult to predict. Consequently, actual results could differ materially from those expressed or forecast in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include:

  increased competition in the Hong Kong telecommunications markets and the regulatory constraints that apply to the Company that hinder its ability to compete on a level playing field;
  the continuing effects of the currently contemplated regulatory initiatives relating to broadband access services;
  the Company’s ability to execute its business strategy, including its ability to enter into business combinations, strategic investments and acquisitions;
  the Company’s ability to implement its business plan as a consequence of its substantial debt;
  the risks associated with Reach Ltd., the Company’s primary international connectivity services provider;
  the risks related to the funding requirement of the Company’s development of the Cyberport project, as affected by factors such as the demand for, and pricing of, the residential units for pre-sale and sale and the overall costs and expenditures relating to the project and other obligations under the project agreement with the Hong Kong Government; and
  the risk factors set out in the "Risk Factors" section of the Company’s 2003 annual report on Form 20F, as filed with the United States Securities and Exchange Commission on June 28, 2004 and published on the Company’s website.

Reliance should not be placed on these forward-looking statements, which reflect the views of the Company’s directors and management as at the date of this report only. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

Exchange Rates

This report contains translations of certain Hong Kong dollar amounts into US dollars, and vice versa, at the fixed rate of US$1 = HK$7.80, solely for illustrative purposes. This does not mean that the currency conversions have been, or could be, converted at that rate or at any other rate of exchange.

Contents

2	Financial Highlights

3	Statement from the Chairman

4	Statement from the Deputy Chairman
and Group Managing Director

7	Management’s Discussion and Analysis

22	Unaudited Condensed Consolidated
Income Statement

23	Unaudited Condensed Consolidated
Balance Sheet

24	Unaudited Consolidated Statement of
Changes in Equity

25	Unaudited Condensed Consolidated
Cash Flow Statement

26	Notes to the Unaudited Condensed
Consolidated Financial Statements

35	General Information

44	Investor Relations

1

PCCW Interim Report 2004

Financial Highlights
For the six months ended June 30, 2004

In HK$ million (except for earnings per share)	2004	2003
	(Unaudited)	(Unaudited)

Turnover	10,726	10,726

Operating profit before net gains on investments,
provisions for impairment losses and restructuring costs	1,993	2,358
Gains on investments, net	256	403
Provisions for impairment losses	–	(55)
Restructuring costs	(27)	–

Profit from operations	2,222	2,706
Finance costs, net	(995)	(1,026)
Share of results of jointly controlled companies	(4)	(422)
Share of results of associates	8	18

Profit before taxation	1,231	1,276
Taxation	(425)	(668)

Profit after taxation	806	608
Minority interests	(1)	95

Profit for the period attributable to shareholders	805	703

Basic earnings per share	14.99 cents	15.11 cents

Diluted earnings per share	14.89 cents	14.89 cents

EBITDA*	3,178	3,862

* Please refer to Note 9 on page 30 for definition of EBITDA.

2

PCCW Interim Report 2004

Statement from the Chairman

Dear Fellow Shareholders,

The results for the six months ended June 30, 2004 demonstrate that we have built on our product and service innovations in 2003 and continue to make strong progress.

We delivered a solid financial and operating performance, while maintaining our market-leading service standards. This was achieved despite a difficult global business environment amidst a change in the interest rate cycle and an environment in Hong Kong that presented major regulatory and competitive challenges.

We have become much more competitive in our core fixed-line business since launching of new generation fixed-line services and now Broadband TV in 2003. We have also made progress during the past six months towards regulatory balance in Hong Kong which will further enhance the stabilization of our core business.

I am pleased to report that we have succeeded in removing the technical obstacles to paying dividends. This has left your Board of Directors free to consider paying dividends in the future as and when appropriate.

Beyond Hong Kong, we have further grown our business in mainland China, and laid the groundwork for a broadband wireless business in the UK.

The discussion with China Netcom Group on possible co-operation is ongoing and I will report back to you on the progress of this important strategic matter in due course.

Richard Li
Chairman
August 26, 2004
3

PCCW Interim Report 2004

Statement from the Deputy Chairman
and Group Managing Director

I am pleased to report to you our interim results for 2004, and the further progress we have made during the past six months in transforming the Company into one that adds value for shareholders by providing both earnings and growth.

The Company has reported a profit for this interim period. Net profit attributable to shareholders for the first six months of 2004 was HK$805 million (about US$103 million), a 15 percent increase from the same period last year. Revenue was maintained at HK$10,726 million. The increase in net profit was due in part to better cost control.

In my Statement on March 4, 2004 announcing our 2003 Final Results, I emphasized a number of ongoing initiatives intended to stabilize core revenues and strengthen the Company’s ability to grow its earnings. Six months later, I am pleased to report that we have made significant progress.

Stabilizing and revitalizing core business: During the past year, we have introduced innovative new products and services including New Generation Fixed-Line (NGFL) services, PCCW Convergence, and now Broadband TV.

As of June 2004, NGFL services had attracted 849,000 subscribers while now Broadband TV had acquired 316,000 sign-ups. now Broadband TV’s prospects were further enhanced recently with the addition of ESPN, Star Sports and the 24-hour ATV news channel.

The new offerings have converted our fixed line from a traditional voice-only service into a digital pipeline for speedy conveyance of voice, data and video. In the process, we have significantly reduced our churn rates, both by increasing customer loyalty and by adding new customers. As we continue to slow down retail fixed-line loss, from 193,000 in first half of 2003 to 75,000 in first half of 2004 (a drop of 61 percent), we expect to come to an inflection point, and look forward to core revenue stability, plus earnings growth from our new services.

While stabilizing revenues, we have also continued to cut costs. Operating costs were reduced 6 percent year-on-year.

Financial progress: Financially, we continue to pay down debt and strengthen the balance sheet. Net debt was reduced to US$3.8 billion at the end of June this year from US$4.3 billion a year earlier. The balance sheet is much improved and the debt maturity profile is comfortably matched by free cash flow, including net cash from Cyberport.

Regulatory progress: On the regulatory front, the Company scored significant successes during the past six months. A series of decisions by the Competition Appeal Board and the High Court of Hong Kong have been decided in our favor, improving our ability to compete more fairly in the fixed-line market.

In parallel, the consultation exercise conducted by the Government on Type II Interconnection ended with the Executive Council decision in July 2004 to phase out over 4 years compulsory interconnections to our network by second network operators. PCCW welcomes an end to “piggybacking” by other operators on our network, and a return to commercial negotiations.

PCCW Interim Report 2004

We are now waiting for a determination by the Office of the Telecommunications Authority, hopefully by the end of this year, on our applications to end our classification as dominant player in the commercial and residential fixed-line markets. Ending this dominance classification would enable us to compete on a level-playing-field.

Expansion beyond Hong Kong: Beyond Hong Kong, we are developing important new sources of growth in mainland China and the UK.

In mainland China, utilizing our expertise and experience in Hong Kong, the Company has been making considerable progress in developing business through our IT solutions subsidiary Unihub, and through joint ventures with top mainland companies such as China Telecom and Sinopec.

Partnership with China Netcom (CNC): Further to our announcement in May 2004 on the discussions of potential co-operation opportunities with CNC, we have been working very closely with CNC in the past few months and have made significant progress in the negotiation.

I am pleased to inform you that the negotiation is at an advanced stage. The formation of such partnership would be in accordance with the business development strategies of both companies and would be beneficial to the shareholders of both companies.

UK Broadband: In the UK, the Company has started a wireless broadband business, UK Broadband, at comparatively low cost. During 2003, we acquired licenses to operate in the 3.4 GHz section of the radio spectrum for the whole of the UK. A soft launch in the Thames Valley to the west of London in early May 2004 has produced encouraging results. The Company is now studying how and when to proceed with a national roll-out.

Unlocking property value: The recent increase in Hong Kong property prices has greatly benefited the Company through its role as developer of Cyberport, contributing significantly to our revenues and cash flow. On August 9, 2004, we shared with the Government of the Hong Kong SAR the first proceeds of the residential sales, with our share being HK$920 million (US$118 million). In May 2004, nearly all of the Group’s property assets were transferred to a separately listed subsidiary, Pacific Century Premium Developments Limited. By doing so, we have unlocked their value for our shareholders.

Dividends: In our annual results announcement back in March 2004, senior management publicly announced its desire to pay dividends as soon as practicable. On August 3, 2004, the High Court of Hong Kong made an order confirming the Company’s application for a capital reduction. This represented completion of a necessary technical formality in order to permit the payment of dividends. In the absence of unforeseen circumstances, the directors intend to declare an interim dividend of HK$0.055 per ordinary share or an aggregate amount of approximately HK$295 million payable in November 2004. The proposed dividend will be distributed and funded from existing profits made on or prior to June 30, 2004 which have been reflected in the consolidated interim accounts of the Company.

5

PCCW Interim Report 2004

Statement from the Deputy Chairman and Group Managing Director

Outlook: During the remainder of this year, we are looking forward to further improvement in our line retention trend and continued strong growth of Netvigator broadband and now Broadband TV. We will continue to maintain strict cost controls, and further strengthen our balance sheet. On the regulatory front, we are hoping that the Hong Kong Government will complete the non-dominance review by the end of this year. Beyond Hong Kong, we will continue to increase our presence in mainland China, and decide how and when to further roll out wireless broadband in the UK. Finally, we expect sales at Bel-Air to continue having a positive impact on the Company’s results.

I would like to say a word of thanks to our colleagues. We have a great team at PCCW. In the face of strong competition and stringent regulatory restrictions, the management and staff have together risen to the challenge with product innovations and new marketing initiatives, and have continued to maintain a high level of service to customers. We appreciate and recognize that staff is our most valuable asset.

We have accomplished much during the year’s first six months, but management is well aware of the many challenges we still face. Telecoms have become a very competitive business. Management will continue innovating and working hard to build a stronger future for the Company, and to add value for our shareholders.

Jack So
Deputy Chairman and Group Managing Director
August 26, 2004

PCCW Interim Report 2004

Management’s Discussion and Analysis

  Consolidated revenue remained stable at HK$10,726 million (approximately US$1,375 million)

  Profit attributable to shareholders increased to HK$805 million (approximately US$103 million)

  Intend to declare an interim dividend of HK$0.055 per ordinary share payable in November 2004

HIGHLIGHTS OF INTERIM RESULTS

OVERVIEW

The consolidated revenue of PCCW Limited (the “Company" or "PCCW”) and its subsidiaries (the “Group”) for the six months ended June 30, 2004 remained stable at HK$10,726 million (approximately US$1,375 million) compared to the six months ended June 30, 2003. While Group EBITDAa decreased to HK$3,178 million (approximately US$407 million) from HK$3,862 million (approximately US$495 million), profit attributable to shareholders increased to HK$805 million (approximately US$103 million) from HK$703 million (approximately US$90 million) over the same period last year.

The consolidated revenue reflected Bel-Air sales recognized during the period, continuing growth in broadband Internet access business and increased revenue from Unihub, the Group’s IT solutions business.

Competition in the Hong Kong telecommunications market continued to be fierce. Revenue from certain traditional telecommunications services was reduced primarily due to a reduction in the overall number of direct exchange lines in service operated by the Group, and the significant downward pricing pressure in the traditional local data and international telecommunications markets.

During the first six months in 2004, PCCW continued to revitalize its core business by enhancing the content and functionalities of now Broadband TV and New Generation Fixed Line (“NGFL”) services launched in the previous year. After introducing HBO and Disney early this year, now Broadband TV further enriched its content by bringing ESPN, Star Sports and ATV 24-Hour News exclusively to its viewers. NGFL, on the other hand, was aimed to increase customer loyalty and stimulate usage by introducing new applications and additional infotainment services. As at June 30, 2004, 316,000 customers have signed up for the pay-TV service while 849,000 NGFL lines were subscribed.

On the regulatory front, PCCW has over the past period been successful in litigating against the Office of the Telecommunications Authority (“OFTA”) both in court as well as in the Competition Board. In parallel, the consultation exercise conducted by the OFTA on Type II interconnection, a policy introduced in 1995 with the aim of encouraging network investment by new entrant network operators, ended in July 2004 with the Executive Council decision that mandatory last mile interconnections by second network operators should be phased out by June 30, 2008. It is, however, too early to determine how the Group’s results would be influenced by these regulatory developments.

PCCW Interim Report 2004

Management’s Discussion and Analysis

Following the successful sales of the first two phases of Bel-Air last year, pre-sales of the third phase continued to ride on the recovery of the Hong Kong property market in the first half this year. Up to the end of June 2004, total sales proceeds generated were more than sufficient to fund the remaining construction costs for the Cyberport project. In August 2004, the first portion of the surplus proceeds, totaling HK$2,595 million was allocated between The Government of the Hong Kong Special Administrative Region (the “Government”) and PCCW in an approximately 64.5 percent and 35.5 percent share or HK$1,675 million and HK$920 million respectively.

In March this year, the Company announced a plan to transfer its interests in certain investment properties, including PCCW Tower in Hong Kong and Pacific Century Place in Beijing, the Cyberport project and related property and facilities management companies to a listed company which subsequently became a subsidiary of PCCW. The new subsidiary was also granted the right of first refusal to jointly redevelop with PCCW the telephone exchanges in Hong Kong, subject to the Government’s approval. Management believed that the transaction would unlock the value of the Group’s property portfolio, provide a separate platform to pursue new property development projects and create additional value for PCCW’s shareholders. The new subsidiary was subsequently renamed Pacific Century Premium Developments Limited.

After the complete write-off of the investment in Reach Ltd. (“Reach”) in the past financial year, PCCW and Telstra Corporation Limited (“Telstra”) agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the amended US$1,500 million syndicated term loan facility (the “Reach Term Facility”) to Reach Finance Limited (“RFL”), a wholly-owned subsidiary of Reach, at a deep discount of 74 percent or approximately US$311 million (approximately HK$2,425 million). Management believed that the restructuring plan was in line with other such agreements in the undersea cable sector and reflected the difficult economic reality of the industry. The arrangement strengthened Reach’s financial position by reducing the cash flow burden of interest paid to the banking syndicate. Reach’s business continuity would also be more secure thereby allowing it to continue to focus on improving efficiency and competitiveness.

In order to exert its technological advantage, the Group acquired the Public Fixed Wireless Access Licenses in the United Kingdom (“U.K.”) at a relatively low cost of approximately HK$98 million in the past year. In May 2004, the Group soft launched a high-speed wireless broadband service in the Thames Valley to the west of London. Initial results are encouraging and the self-installed, plug-and-play service has been well received by local customers.

At the last year-end results announcement in March 2004, management stated that it was in the process of addressing certain technical matters in order to put the Company in a position to pay dividends in the future. To achieve this objective, a group reorganization and capital reduction process was effected in March and April 2004 respectively. The special resolution was duly passed at an extraordinary general meeting of shareholders held in May 2004 and the capital reduction was

PCCW Interim Report 2004

sanctioned by the High Court of Hong Kong on August 3, 2004. As referred to in the Company’s announcement made on that date, an amount of HK$152,932,345,321 of the credit arising from the capital reduction has been applied to write off the accumulated losses of HK$152,932,345,321 of the Company as at June 30, 2004, while the balance of HK$20,532,270,594 of that credit has been transferred to a special capital reserve created by the Company. The special capital reserve is permitted to be used, amongst other things, to eliminate any losses incurred by the Company after June 30, 2004. This represented the completion of a key necessary technical formality that now puts the Company in a position to pay dividends.

In the absence of unforeseen circumstances, the directors intend to declare an interim dividend in an amount of approximately HK$0.055 per ordinary share or an aggregate amount of approximately HK$295 million, which it is intended will be payable on a record date falling on or around the end of November 2004, to shareholders on the register of members on the record date. The proposed dividend will be distributed and funded from existing profits made on or prior to June 30, 2004 which are currently retained in certain of the Company’s subsidiaries and which have been reflected in the consolidated interim accounts of the Company made up to that date. In order to formally declare the proposed dividend in compliance with the Companies Ordinance, the Company will prepare unconsolidated accounts of PCCW for the nine months ended September 30, 2004 which will reflect the elimination of accumulated losses against the special capital reserve prior to the up streaming of existing retained earnings from the Company’s subsidiaries, to fund the proposed dividend. Those unconsolidated accounts will be publicly announced by the Company at the time that the dividend is declared. In forming this intention, the directors have carefully reviewed the financial position of the Group and have taken into account, amongst other things, the amount of existing profits made on or prior to June 30, 2004 retained by the Company’s subsidiaries from which the proposed dividend will be distributed and funded and the availability of the special capital reserve to eliminate any losses that may be incurred by the Company after June 30, 2004.

PCCW Interim Report 2004
Management’s Discussion and Analysis

FINANCIAL HIGHLIGHTS OF BUSINESS UNITS

For the six months ended HK$ million	Jun 30, 2004 (Unaudited)	Jun 30, 2003 (Unaudited)	Dec 31, 2003 (Unaudited)	Better/ (Worse) y-o-y

Revenue
TSS	7,496	8,386	8,186	(11)%
Business eSolutions[1]	1,312	1,141	1,185	15%
Infrastructure	2,321	1,697	2,903	37%
Infrastructure (ex. Bel-Air)	225	250	239	(10)%
Bel-Air	2,096	1,447	2,664	45%
Others	194	165	261	18%
Elimination	(597)	(663)	(711)	10%

Total Revenue	10,726	10,726	11,824	0%

EBITDA
TSS	3,294	4,276	4,015	(23)%
Business eSolutions[1]	72	80	(35)	(10)%
Infrastructure	358	143	118	150%
Infrastructure (ex. Bel-Air)	145	142	108	2%
Bel-Air	213	1	10	>500%
Others	(546)	(637)	(588)	14%

Total EBITDA	3,178	3,862	3,510	(18)%

Group EBITDA Margin	30%	36%	30%

Depreciation and amortization	(1,260)	(1,432)	(1,456)	12%
Gain/(Loss) on disposal of fixed assets	75	(72)	(73)	N/A

Operating profit before net gains on
investments, provisions for impairment
losses and restructuring costs	1,993	2,358	1,981	(15)%

Note 1: Business eSolutions includes IT business provisioned under Unihub.

PCCW Interim Report 2004

REVENUE

Telecommunications Services (“TSS”)

TSS revenue for the six months ended June 30, 2004 was HK$7,496 million compared with HK$8,386 million for the same period in 2003.

The decrease was mainly due to a reduction in PCCW’s fixed-line market share resulting from increasing market competition and significant pricing pressure in the traditional local data and international telecommunications markets. The revenue decline was partially offset by revenue growth from broadband Internet access services.

TSS Revenue Analysis

For the six months ended	Jun 30,	Jun 30,	Dec 31,	Better/
HK$ million	2004	2003	2003	(Worse)
	(Unaudited)	(Unaudited)	(Unaudited)	y-o-y

Local Telephony Services	2,686	3,071	2,953	(13)%
Local Data Services	2,164	2,234	2,162	(3)%
International Telecommunications Services	1,176	1,536	1,434	(23)%
Other Services	1,470	1,545	1,637	(5)%

Total TSS Revenue	7,496	8,386	8,186	(11)%

EBITDA	3,294	4,276	4,015	(23)%

EBITDA Margin	44%	51%	49%

Local Telephony Services. Revenue from local telephony services for the six months ended June 30, 2004 decreased 13 percent to HK$2,686 million compared to HK$3,071 million for the same period in 2003. This primarily reflected a reduction in the overall number of direct exchange lines in service operated by the Group. Certain interconnection fees were lower due to a rate reduction as determined by OFTA in October 2003. The decline in the number of exchange lines in service operated by the Group was due to competition from other fixed-line operators and substitution by broadband access lines and wireless telecommunications services.

After the Group launched NGFL services in July 2003, new applications and additional infotainment services were introduced to stimulate usage and increase customer loyalty. As at June 30, 2004, 849,000 NGFL lines were subscribed and monthly average net line loss continued to stabilize.

According to industry statistics provided by OFTA and the Group’s estimates, the overall fixed-line telecommunications market contracted by approximately 1.0 percent during the first six months of 2004 compared to 0.8 percent for the same period in 2003. As at June 30, 2004, the Group had approximately 1,487,000 residential

PCCW Interim Report 2004

Management’s Discussion and Analysis

lines and 1,175,000 business lines in service compared with 1,543,000 residential lines and 1,236,000 business lines in service at the end of December 2003. Based on OFTA’s industry statistics and the Group’s estimates, the Group had nearly 70.4 percent total market share, 70.3 percent in the residential sector and 70.7 percent in the business sector at the end of June 2004; compared to approximately 73 percent in both the residential and business sectors at the end of 2003.

Local Data Services. Local data services revenue for the six months ended June 30, 2004 decreased slightly by 3 percent to HK$2,164 million compared to HK$2,234 million for the same period in 2003. Revenue from the provision of local area and wide area (LAN and WAN) corporate networks, high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers (“ISP”) declined as a result of intense pricing pressure. The decline in revenue was partially offset by an increase in revenue from broadband Internet access services.

Demand for broadband Internet access services continued to be strong during the period. The total number of broadband access lines (inclusive of wholesale to other ISP operators) rose to 753,000 as at June 30, 2004 from 703,000 at the end of 2003 while consumer broadband Internet access customers of NETVIGATOR, the market leading Internet access brand, grew to 558,000 from 517,000 at the end of 2003.

The Group continued to enrich its now Broadband TV content in order to maintain its growth momentum and lift revenue per customer. Since the launch in September 2003, now Broadband TV has attracted 316,000 customers up to June 30, 2004. The a-la-carte pay-TV service now offers 43 video channels and 15 digital music channels, ranging from leading sports content to general entertainment, international news, premium Hollywood movies and world-class documentaries. In July 2004, the Group won the exclusive rights to broadcast ESPN and Star Sports. Further in August 2004, an agreement was signed with Asia Television Limited (“ATV”), a Hong Kong broadcaster, to bring an exclusive 24-hour Cantonese-language news channel to viewers.

International Telecommunications Services. International telecommunications services revenue for the six months ended June 30, 2004 decreased 23 percent to HK$1,176 million from HK$1,536 million for the same period in 2003. The international telecommunications markets continued to be competitive, driving down retail prices while boosting traffic volume.

Despite the saturation in the International Direct Dial (“IDD”) market and fierce pricing competition, the Group was able to maintain its market share and increase retail outgoing IDD minutes through customer stimulation and win-back programs. Sale of International Private Leased Circuit (“IPLC”) bandwidth increased significantly although unit prices of IPLC and other managed data products were lower, in line with the general market trend.

In March 2004, the Group took a further step to build a stronger foothold in mainland China. China Telecom Group Shanghai Telecommunications Corporation and an indirectly wholly-owned subsidiary of PCCW allied to offer a premium business data-carrying service between Hong Kong and Shanghai, complete with a unique one-stop-shop service offering 100 percent Service-Level Commitment.

PCCW Interim Report 2004

Other Services. Other services revenue for the six months ended June 30, 2004 decreased 5 percent to HK$1,470 million from HK$1,545 million for the same period in 2003. This was mainly due to a decline in customer premise equipment (CPE) sales revenue, but was partially offset by an increase in technical consultancy and network operation outsourcing services revenue.

Business eSolutions (including Unihub)

Business eSolutions revenue for the six months ended June 30, 2004 increased 15 percent to HK$1,312 million from HK$1,141 million for the same period in 2003. This was mainly due to more significant revenue contribution from Unihub, the Group’s IT business, including Unihub China Information Technology Company Limited, the Group’s subsidiary co-owned with China Telecommunications Corporation established in 2003.

The Group continued to maintain its leading market position in business broadband by enhancing value-added services such as additional security features. While the number of business broadband Internet access customers inclusive of leased lines grew to 67,700 as at June 30, 2004 from 62,800 at the end of 2003, the revenue declined slightly due to the shift in the customer mix towards small and medium enterprises. Revenue contributed by directories businesses remained steady.

Infrastructure

Infrastructure revenue increased to HK$2,321 million for the six months ended June 30, 2004 compared to HK$1,697 million for the same period in 2003.

The residential portion of the Cyberport project, known as Bel-Air, achieved impressive sales performance. Up to June 30, 2004, more than 1,440 Bel-Air apartments have been sold, generating approximately HK$13,410 million in pre-sales proceeds. The Group recognized HK$2,096 million revenue for the six months ended June 30, 2004 compared to HK$1,447 million for the same period in 2003, on the basis of percentage of completion, in accordance with industry practice.

The commercial portion of the Cyberport project was officially completed on June 28, 2004 and has already won a crop of accolades. These include a Merit Award of Excellence from the American Institute of Architects, as well as the internationally-acclaimed Intelligent Building of the Year Award presented in New York City by the Intelligent Community Forum, which is part of the World Teleport Association.

On May 10, 2004, certain property interests previously held by the Group were transferred to Dong Fang Gas Holdings Limited (“DFG”), which was subsequently renamed Pacific Century Premium Developments Limited (“PCPD”). As at June 30, 2004, the Group held 79.99 percent of interest in PCPD. The interests transferred included PCCW Tower, the Group’s headquarters in Hong Kong; Pacific Century Place in Beijing; the Cyberport project and related property and facilities management companies. PCPD was also granted the right of first refusal to jointly redevelop with PCCW the telephone exchanges in Hong Kong, subject to the Government’s approval.

PCCW Interim Report 2004

Management’s Discussion and Analysis

Others and Elimination

Other revenue of HK$194 million (2003: HK$165 million) includes revenue from the Group’s businesses in Taiwan, Japan, and Internet Services. The Group continued to rationalize and divest certain non-performing businesses during the period.

Elimination of HK$597 million (2003: HK$663 million) predominantly relates to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental between the Group’s business units.

COSTS OF SALES AND SERVICES

Total costs of sales and services for the six months ended June 30, 2004 were HK$4,536 million, compared to HK$3,675 million for the same period in 2003. Certain construction and establishment costs of the Cyberport project previously capitalized were recognized as cost of sales during the period. As a result, gross margin for the Group decreased to 58 percent from 66 percent. Excluding the Cyberport project, gross margin decreased to 68 percent from 76 percent. This was mainly attributable to the decrease in TSS gross margin.

TSS costs of sales and services increased to HK$2,006 million for the six months ended June 30, 2004 from HK$1,859 million for the same period in 2003 while its gross margin declined to 73 percent from 78 percent. In response to the increasingly competitive telecommunications market, the Group continued to introduce new value-added services to stabilize its core revenue. This change in business mix, inevitably, created a downward pressure on the margins.

OPERATING COSTS

Operating costs before depreciation and amortization decreased 6 percent to HK$3,012 million for the six months ended June 30, 2004 from HK$3,189 million for the same period in 2003. Operating costs for TSS also decreased to HK$2,196 million from HK$2,251 million which was primarily a result of various strategic realignment plans and efficiency programs implemented in 2002 and 2003, and an increase in overall productivity level.

EBITDA

Group EBITDA was HK$3,178 million for the six months ended June 30, 2004, compared to HK$3,862 million for the same period in 2003. The decrease was primarily attributable to the softer EBITDA contribution from TSS, partially offset by more significant contribution from Bel-Air sales and a reduction in EBITDA loss from the Group’s business in Japan.

Group EBITDA margin decreased to 30 percent for the six months ended June 30, 2004 from 36 percent for the same period in 2003. This was primarily due to a lower TSS EBITDA margin as a result of the change in business mix. Certain customer acquisition costs in relation to the new products and services were also incurred in the first half of 2004.

REACH

Reach, a 50:50 venture with Telstra, generated HK$3,186 million (2003: HK$3,526 million) in revenue and HK$398 million (2003: HK$289 million) in EBITDA for the six months ended June 30, 2004. Despite maintaining as a leader in the Asian market and the primary wholesale

PCCW Interim Report 2004

international connectivity provider to both PCCW and Telstra, Reach’s results were affected by declining prices for international voice and data carriage. The increase in Internet volumes and bandwidth requirements was not sufficient to compensate for the price reduction. Along with the global market trend, the environment for Reach’s business is expected to remain challenging for a period of time. The focus will continue to be on improving efficiency and competitiveness, which include a suite of new IT systems platforms aimed at enhancing operational performance and customer satisfaction. During 2003, the Group performed an impairment assessment of its interests in Reach and wrote down its total investment to zero as at December 31, 2003. As a result, no equity loss pick up from Reach was required by the Group during the current period.

In June 2004, the Company and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$311 million (approximately HK$2,425 million). The Company’s 50 percent share was approximately US$155.45 million (approximately HK$1,213 million). Both the Company and Telstra also agreed to provide Reach with a revolving working capital loan facility of US$50 million (approximately HK$390 million) in aggregate where each party would contribute up to US$25 million (approximately HK$195 million). At the end of June 2004, no draw down has been made under this facility.

FINANCIAL HIGHLIGHTS OF UNAUDITED CONSOLIDATED RESULTS

Net Gains on Investments

Net gains on investments of HK$256 million for the six months ended June 30, 2004 (2003: HK$403 million) primarily comprised a HK$252 million profit from placement of PCPD shares. Prior period gain mainly included a HK$418 million gain on termination and amendment of the terms of cross currency swap contracts.

Net Finance Costs

Net finance costs decreased to HK$995 million for the six months ended June 30, 2004 compared to HK$1,026 million for the same period in 2003. In light of the increased probability of interest rates increasing, the Group prudently managed its debt profile and the interest rate risk by moving over 60% of debt from floating to fixed rates. As at June 30, 2004, average cost of debt was approximately 6 percent while weighted average maturity was approximately 7 years. Net finance costs also included arrangement fees of approximately HK$98 million (2003: HK$69 million) incurred in respect of the bank loans and other long-term borrowings of the Group.

PCCW Interim Report 2004

Management’s Discussion and Analysis

Share of Results of Jointly Controlled Companies and Associates

Share of profits of jointly controlled companies and associates was HK$4 million for the six months ended June 30, 2004 compared to a loss of HK$404 million for the same period in 2003. Prior period loss primarily comprised the Group’s 50 percent share of loss before tax from Reach while no equity loss pick up was required by the Group during the current period.

Taxation

Taxation was HK$425 million for the six months ended June 30, 2004 compared to HK$668 million for the same period in 2003. The 36 percent decrease was primarily due to the inclusion of adjustment of deferred tax provision for the six months ended June 30, 2003 as a result of the increase in the statutory tax rate from 16 percent to 17.5 percent. The statutory tax rate currently remains at 17.5 percent on the estimated assessable profits for the period.

Under the current tax system in Hong Kong, there is no group loss relief on Hong Kong and overseas operating losses. Furthermore, the Group’s financing costs, to the extent that they are attributable to the acquisition of PCCW-HKT Limited (“HKT”) and other companies, are not tax deductible. Excluding these factors, the Group has an effective tax rate which is approximately the statutory tax rate of 17.5 percent. Management will continue to review and minimize the overall tax costs, subject to the constraints of the existing Hong Kong tax rules.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2004, the Group had Net Cashc of HK$3,004 million, and gross long-term debt of HK$32,551 million compared to HK$5,375 million and HK$34,506 million, respectively, as at December 31, 2003. Net Debtb as at June 30, 2004 was HK$29,547 million compared to HK$29,131 million as at December 31, 2003.

During the six months ended June 30, 2004, the Group prepaid total debt of approximately HK$4,983 million. As at June 30, 2004, a total of HK$2,800 million was drawn down from PCCW-HKT Telephone Limited (“HKTC”)’s revolving credit facilities for general corporate purposes.

PCCW Interim Report 2004

Cash Flow

For the six months ended	Jun 30, 2004	Jun 30, 2003
HK$ million	(Unaudited)	(Unaudited)

Core operating cash flow:
Operating cash flow1&2	2,339	3,085
Less: Net interest paid	(566)	(429)
Tax paid	(1,178)	(1,324)
Capital expenditure	(690)	(364)
Investment in Cyberport project	–	(522)

Recurring operating cash flow	(95)	446
Non-recurring items	–	(538)

Core operating cash flow	(95)	(92)

Cumulative Bel-Air pre-sales proceeds[3]	13,410	3,643

Note 1:	Operating cash flow is net cash inflow from operating activities in the unaudited condensed consolidated cash flow statement plus investment in Cyberport project, non-recurring items, net interest related to operating activities and tax paid.

Note 2:	US$155.45 million used to buy back Reach’ s debt in June 2004 and US$143 million capacity prepayment to Reach paid in April 2003 were treated as long-term asset and were excluded from operating cash flow.

Note 3:	Bel-Air pre-sales proceeds should be used to fund future construction and other project costs of the Cyberport project, as stipulated in the Project Agreement. Any surplus proceeds will be allocated between the Government and PCCW.

Recurring operating cash outflow for the six months ended June 30, 2004 was HK$95 million compared to HK$446 million cash inflow for the six months ended June 30, 2003. The decrease was in line with the decline in Group EBITDA during the period due to the aforementioned reasons and partly offset by no additional investment in Cyberport project.

Up to the end of June 2004, total sales proceeds from Bel-Air were more than sufficient to fund the remaining construction costs of the Cyberport project. Hence, no further equity investment was required from the Group during the period, compared with HK$522 million investment made in the prior period. In August 2004, the first portion of the surplus proceeds was allocated between the Government and PCCW of approximately HK$1,675 million and HK$920 million respectively.

PCCW Interim Report 2004

Management’s Discussion and Analysis

Non-recurring payments for the six months ended June 30, 2003 included Universal Service Contribution refunded to other telecommunications operators and settlement of outstanding disputes with Cable and Wireless plc.

The directors consider that it is not meaningful to publish a gearing ratio for the Group until such time as the Group is in a positive shareholders’ equity position.

Credit Ratings of HKTC

As of June 30, 2004, HKTC maintained its investment grade ratings with Standard & Poor’s Ratings Services (BBB/positive), Moody’s Investors Service (Baa2/stable) and Fitch Ratings (BBB+/stable). Management intends to further reduce the Group’s long-term debt and improve the Group’s credit fundamentals.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a subcommittee of the Executive Committee of the Board of Directors, determines appropriate risk management activities undertaken with the aim of managing, prudently, the market risk associated with transactions undertaken in the normal course of the Group’s business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group’s financial results. Costs associated with entering into such contracts are not material to the Group’s financial results.

PCCW Interim Report 2004

CAPITAL EXPENDITURE

Capital expenditure for the six months ended June 30, 2004 was HK$690 million, compared to HK$364 million for the same period in 2003. The majority of capital expenditure was spent on meeting demand for now Broadband TV connections, UK Broadband project, NGFL services, broadband access lines, and data services.

PCCW has made significant investment in its communications network in previous years. This has included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. Besides ongoing core network upgrades, 2004 capital expenditure will include overseas network projects and other new products and services. PCCW will continue to invest prudently, using criteria including internal rate of return, net present value and payback period, depending on the type of business.

CHARGE ON ASSETS

As at June 30, 2004, certain assets of the Group with an aggregate carrying value of HK$160 million (December 31, 2003: HK$4,188 million) were pledged to secure loan and borrowing facilities utilized by the Group. Certain other investments, with an aggregate value of HK$234 million (December 31, 2003: HK$246 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002. The Group’s equity interest in Reach was also used to secure the amended 5 percent mandatory convertible note in the principal amount of approximately US$54 million due 2005.

CONTINGENT LIABILITIES

	At Jun 30, 2004 (Unaudited) HK$ million	At Dec 31, 2003 (Audited) HK$ million

Performance guarantee	121	130
Others	61	125

	182	255

On April 23, 2002, a writ of summons was issued against HKT, an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim

PCCW Interim Report 2004

Management’s Discussion and Analysis

against HKT amounted to approximately HK$98 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725 percent per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the directors consider that HKT has valid defenses and therefore no provision has been made.

EMPLOYEES

As of June 30, 2004 the Group had approximately 12,400 employees (at December 31, 2003: 12,510). The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company’s business performance targets.

Payment of bonuses is generally based on achievement of revenue and EBITDA targets for the Company’s individual businesses and the Group as a whole. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholder value.

INTERIM DIVIDEND

Since the financial statements for the six months ended June 30, 2004 did not reflect the Court order obtained on August 3, 2004 approving the capital reduction, the directors do not recommend the payment of an interim dividend for the six months ended June 30, 2004 (2003: Nil). However, shareholders are referred to the “OVERVIEW” section above, where it stated that, in the absence of unforeseen circumstances, the directors intend to declare an interim dividend later this year.

PCCW Interim Report 2004

OUTLOOK

The Group believes that many of the innovative and aggressive actions it is pursuing are positioning it well to deliver acceptable operating results over the medium-term. The Group will continue with many key initiatives, including: the successful introduction of NGFL services and new broadband services including now Broadband TV.

The Group expects that these actions will help stabilize core revenues, while its new services and expansion beyond Hong Kong will provide more opportunities for growth. Bel-Air sales should continue to have a significant positive impact on the Group’s revenues and cash flows. Management will continue to maintain a regime of strict cost control and further lift operating efficiency.

The Group will continue to press the Hong Kong Government to accelerate the reform of outdated regulatory policies that have unfairly restricted the Company’s ability to compete. Management is cautiously optimistic that our position within the regulatory environment will continue to improve and that the Company will be better able to compete in the market.

The Group will continue to actively increase its presence in mainland China, leveraging its Unihub IT business. In the U.K., the soft launch of our wireless broadband business in the Thames Valley to the west of London has shown encouraging initial results and management will study these results before recommending a way forward with this business.

Note a:	EBITDA represents earnings before interest, taxation, depreciation, amortization, gain/loss on disposal of fixed assets, net gains on investments, provisions for impairment losses, restructuring costs, other income and the Group’s share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with accounting principles generally accepted in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

Note b:	Net Debt refers to gross long-term debt minus Net Cash[c].

Note c:	Net Cash is cash and cash equivalents minus short-term borrowings. Pre-sales proceeds from Bel-Air net of monies applied to construction costs of the Cyberport project are excluded.
.

PCCW Interim Report 2004

Unaudited Condensed Consolidated
Income Statement

For the six months ended June 30, 2004

The board of directors is pleased to present the interim financial report which comprises the condensed consolidated income statement, consolidated statement of changes in equity and condensed consolidated cash flow statement of PCCW Limited (the “Company”) and its subsidiaries (collectively known as the “Group”) for the six months ended June 30, 2004 and the condensed consolidated balance sheet of the Group as at June 30, 2004, all of which are unaudited, together with the comparative figures in 2003. The interim financial report has been reviewed by the Company’s Audit Committee and, in accordance with Statement of Auditing Standard 700 “Engagements to review interim financial reports” issued by the Hong Kong Society of Accountants (the “HKSA”), by the Company’s auditors.

In HK$ million (except for earnings per share)	Note	2004	2003

Turnover	3	10,726	10,726

Operating profit before net gains on investments,
provisions for impairment losses and restructuring costs		1,993	2,358
Gains on investments, net	4	256	403
Provisions for impairment losses		–	(55)
Restructuring costs		(27)	–

Profit from operations	3	2,222	2,706
Finance costs, net		(995)	(1,026)
Share of results of jointly controlled companies		(4)	(422)
Share of results of associates		8	18

Profit before taxation	5	1,231	1,276
Taxation	6	(425)	(668)

Profit after taxation		806	608
Minority interests		(1)	95

Profit for the period attributable to shareholders		805	703

Basic earnings per share	8	14.99 cents	15.11 cents

Diluted earnings per share	8	14.89 cents	14.89 cents

EBITDA	9	3,178	3,862

PCCW Interim Report 2004

Unaudited Condensed Consolidated Balance Sheet

As at June 30, 2004

		At June 30,	At December 31,
In HK$ million	Note(s)	2004	2003

ASSETS AND LIABILITIES
Non-current assets
Fixed assets	15	20,518	21,540
Properties held for/under development		4,814	3,774
Goodwill		979	933
Intangible assets		1,309	1,350
Interests in jointly controlled companies and associates	15 & 16	1,740	521
Investments	15	587	638
Deferred tax assets		43	–
Other non-current assets		661	767

		30,651	29,523

Current assets
Properties under development		341	297
Sales proceeds held in stakeholders’ accounts		2,259	2,402
Restricted cash		3,584	2,701
Inventories		493	537
Investment in unconsolidated subsidiaries	2(a)	80	–
Accounts receivable, prepayments and deposits	10	3,039	3,224
Other current assets	15	373	428
Cash and cash equivalents	15	3,018	5,535

		13,187	15,124

Current liabilities
Short-term borrowings		(14)	(160)
Accounts payable and accrued liabilities	11	(8,338)	(9,050)
Other current liabilities		(362)	(415)
Taxation		(430)	(1,074)

		(9,144)	(10,699)

Net current assets		4,043	4,425

Total assets less current liabilities		34,694	33,948

Non-current liabilities
Long-term liabilities		(32,551)	(34,506)
Deferred tax liabilities		(2,957)	(3,026)
Other long-term liabilities		(5,624)	(3,952)

		(41,132)	(41,484)

Net liabilities		(6,438)	(7,536)

REPRESENTING:
Share capital	12	1,343	1,343
Deficit		(8,620)	(9,182)

Shareholders ' deficit		(7,277)	(7,839)
Minority interests		839	303

		(6,438)	(7,536)

23

PCCW Interim Report 2004

Unaudited Consolidated Statement of
Changes in Equity

For the six months ended June 30, 2004

In HK$ million			2004
			Property	Currency
	Share	Share	revaluation	translation
	capital	premium	reserve	reserve	Deficit	Total

Beginning of period	1,343	173,460	305	(97)	(182,850)	(7,839)

Net gains/(losses) not recognized in unaudited
condensed consolidated income statement:
Translation exchange differences	–	–	–	19	–	19
Valuation adjustment	–	–	(255)	–	–	(255)
Realization of negative goodwill on
disposal of interest in subsidiaries	–	–	–	–	(7)	(7)
Profit for the period	–	–	–	–	805	805

End of period	1,343	173,460	50	(78)	(182,052)	(7,277)

In HK$ million			2003
			Property	Currency
	Share	Share	revaluation	translation
	capital	premium	reserve	reserve	Deficit	Total

Beginning of period	1,164	170,571	–	(117)	(177,534)	(5,916)
Net gains not recognized in unaudited
condensed consolidated income statement:
Translation exchange differences	–	–	–	47	–	47
Profit for the period	–	–	–	–	703	703

End of period	1,164	170,571	–	(70)	(176,831)	(5,166)

PCCW Interim Report 2004

Unaudited Condensed Consolidated
Cash Flow Statement

For the six months ended June 30, 2004

In HK$ million	2004	2003
		(Note 18)

Net cash inflow from operating activities	930	658
Net cash outflow from investing activities	(929)	(645)
Net cash (outflow)/inflow from financing activities	(2,537)	2,449

(Decrease)/Increase in cash and cash equivalents	(2,536)	2,462
Exchange realignment	19	3
Cash and cash equivalents at beginning of period	5,535	7,881

Cash and cash equivalents at end of period	3,018	10,346

Analysis of the balance of cash and cash equivalents:
Cash and bank balances
	6,622	12,240
Bank overdrafts and loans repayable within three months

from the date of advance
	(20)	(9)
Less: Restricted cash
	(3,584)	(1,885)

	3,018	10,346

PCCW Interim Report 2004

Notes to the Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2004

1.	BASIS OF PREPARATION

The unaudited condensed consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) including compliance with Statement of Standard Accounting Practice (“SSAP”) 25 "Interim Financial Reporting" issued by the HKSA.

The accounting policies adopted in preparing these unaudited condensed consolidated financial statements are consistent with those followed in preparing the Group’s annual financial statements for the year ended December 31, 2003, except that investment in certain subsidiaries acquired and held exclusively with a view to the subsequent disposal in the near future has been accounted for as other investments, details of which are set out in note 2(a).

2.	MATERIAL TRANSACTIONS

(a)

On March 5, 2004, the Company and Dong Fang Gas Holdings Limited (“DFG”), a company incorporated in Bermuda and whose shares are listed on the Stock Exchange, entered into an agreement (the “Sale and Purchase Agreement”). Pursuant to the Sale and Purchase Agreement, DFG conditionally agreed to purchase the Company’s interest in certain investment properties, the Cyberport project and related property and facilities management companies for an aggregate consideration of HK$6,557 million. Approximately HK$2,967 million of the aggregate consideration was satisfied by the allotment and issue of new shares of DFG, representing approximately 93.42 percent of the increased share capital of DFG following such share issue to Asian Motion Limited (“Asian Motion”), a wholly-owned subsidiary of the Company. The remaining HK$3,590 million was satisfied by the issuance of convertible notes by DFG to the Company entitling the holder to convert the principal amount into new shares of DFG. The Sale and Purchase Agreement became unconditional on May 10, 2004 and DFG was subsequently renamed Pacific Century Premium Developments Limited (“PCPD”). As the Company became the controlling shareholder on completion of the transaction, the transaction has been accounted for as a reverse acquisition and the Company is treated as acquiring a 93.42 percent interest in DFG. The Group recorded a deemed disposal gain of approximately HK$36 million, which was reflected under “net gains on investments” in the unaudited condensed consolidated income statement (see note 4). In addition, goodwill arising on the acquisition of DFG of approximately HK$59 million was recorded, being the excess of the acquisition consideration over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed of DFG. Considering that certain subsidiaries of DFG are acquired and held exclusively with a view to the subsequent disposal in the near future, the investment in certain subsidiaries of DFG is accounted for as other investments and stated at fair value of approximately HK$80 million as at June 30, 2004 and recorded as “investment in unconsolidated subsidiaries” under current assets in the unaudited condensed consolidated balance sheet.

On April 30, 2004, the Company and Asian Motion entered into a placing agreement with Citigroup Global Markets Hong Kong Futures and Securities Limited (the “Placing Agent”), pursuant to which the Placing Agent agreed to procure placees on an underwritten basis for 237 million PCPD shares, at HK$2.65 per PCPD share. The Group’s profits (net of expenses) from the share placing were approximately HK$252 million, which was reflected under "net gains on investments" in the unaudited condensed consolidated income statement (see note 4), and the net proceeds were used for the general working capital purposes of Asian Motion. After the placement, the Company, through Asian Motion, owned approximately 79.99 percent of

PCCW Interim Report 2004

2.	MATERIAL TRANSACTIONS (continued)

PCPD. The Stock Exchange granted waivers for the period between May 10, 2004 and August 10, 2004 relating to the compliance with the 25 percent minimum public float requirement for PCPD shares. The Stock Exchange has further granted a conditional waiver of six months from August 10, 2004 to PCPD.

(b) On April 22, 2004, the Company announced the intention to effect a capital reduction by eliminating the entire sum standing to the credit of the Company’s share premium account (the “Capital Reduction”). The credit arising on the Capital Reduction would be applied in writing off the accumulated losses of the Company, while the remaining balance of the credit would be transferred to a special capital reserve to be created by the Company. The Capital Reduction did not involve any reduction in the authorized or issued share capital of the Company nor did it involve any reduction in the nominal value of the ordinary shares of the Company. The Capital Reduction was approved by shareholders at an extraordinary general meeting of the Company held on May 19, 2004 and subsequently was approved by the High Court of Hong Kong Special Administrative Region (the “High Court”) on August 3, 2004, details of which are set out in note 17(c).

(c) On June 17, 2004, the Company and Telstra Corporation Limited (“Telstra”) agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the amended US$1,500 million syndicated term loan facility (the “Reach Term Facility”) to Reach Finance Limited (“RFL”), a wholly-owned subsidiary of Reach Ltd. (“Reach”), for approximately US$310.9 million (approximately HK$2,425 million). The Company’s share of the purchased debt was 50 percent, or approximately US$155.45 million (approximately HK$1,213 million). The purchase was completed on June 18, 2004. This loan receivable from RFL is secured and will be repayable in a single payment on December 31, 2010. Interest on the loan receivable will be suspended for a period of six months from June 18, 2004 and no decision has been made between the Company, Telstra and Reach as to the appropriate bases on which interest should be calcu lated following such period. The loan receivable has been included in “interests in jointly controlled companies and associates” in the unaudited condensed consolidated balance sheet as at June 30, 2004.

In addition, on June 17, 2004, the Company and Telstra agreed to provide Reach with a revolving working capital loan facility with each of the Company and Telstra contributing up to US$25 million (approximately HK$195 million) to this facility. The facility is secured and will be repayable in full by Reach on December 31, 2007. The interest receivable under this facility is London Interbank Offered Rate plus 250 basis points. As at June 30, 2004, no draw down has been made by Reach under this facility.

3.	SEGMENT INFORMATION

An analysis of turnover and contribution to the Group’s results by business segment is set out below:

	Turnover		Profit/(loss) from operations
	Six months ended		Six months ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	HK$ million	HK$ million	HK$ million	HK$ million

Telecommunications Services (“TSS”)	7,496	8,386	2,266	3,205
Business eSolutions	1,312	1,141	(10)	22
Infrastructure	2,321	1,697	662	42
Others	194	165	(696)	(563)
Elimination	(597)	(663)	–	–

	10,726	10,726	2,222	2,706

PCCW Interim Report 2004

Notes to the Unaudited Condensed Consolidated Financial Statements

4 .	GAINS ON INVESTMENTS, NET

	Six months ended
	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)
	HK$ million	HK$ million

Net unrealized holding (losses)/gains on other investments	(13)	8
Net realized gains from disposal of investment
securities and other investments
	9	11
Provision for impairment of investments	(33)	(44)
Amortization of premium received from equity options	2	10
Gain on termination and amendment of the terms of
cross currency swap contracts
	–	418
Gain on deemed disposal of interest in subsidiaries (note 2(a))	36	–
Profit on placement of PCPD shares, net of expenses (note 2(a))	252	–
Dividend income	3	–

	256	403

5.	PROFIT BEFORE TAXATION

Profit before taxation is stated after crediting and charging the following:

	Six months ended
	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)
	HK$ million	HK$ million

Crediting:
Revenue from properties sold
	2,096	1,447
Dividend income from unlisted investment securities
	3	–
Gain on disposal of fixed assets
	75	–

Charging:
Cost of sales, excluding properties sold
	2,738	2,263
Cost of properties sold
	1,798	1,412
Depreciation
	1,180	1,330
Amortization of intangible assets
	80	102
Loss on disposal of fixed assets
	–	72
Interest expense on borrowings
	910	1,020
Staff costs
	1,624	1,704

PCCW Interim Report 2004

6.	TAXATION

	Six months ended
	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)
	HK$ million	HK$ million

Hong Kong:
Company and subsidiaries
	425	636
Associates and jointly controlled companies
	–	32

	425	668

Hong Kong profits tax has been provided at the rate of 17.5percent (2003: 17.5 percent) on the estimated assessable profits for the period.

7.	INTERIM DIVIDEND

The board of directors does not recommend the payment of an interim dividend for the six months ended June 30, 2004 (2003: Nil).

8.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the following data:

	Six months ended
	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)

Earnings (HK$ million)
Earnings for the purpose of basic earnings per share	805	703
Interest on convertible bonds	11	15

Earnings for the purpose of diluted earnings per share	816	718

Number of shares
Weighted average number of ordinary shares
for the purpose of basic earnings per share	5,368,754,074	4,653,754,074
Effect of dilutive potential ordinary shares	112,687,485	169,841,823

Weighted average number of ordinary shares
for the purpose of diluted earnings per share	5,481,441,559	4,823,595,897

PCCW Interim Report 2004

Notes to the Unaudited Condensed Consolidated Financial Statements

9.	EBITDA

EBITDA represents earnings before interest, taxation, depreciation, amortization, gain or loss on disposal of fixed assets, net gains on investments, provisions for impairment losses, restructuring costs, other income and the Group’s share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with accounting principles generally accepted in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

10.	ACCOUNTS RECEIVABLE

An aging analysis of accounts receivable is set out below:

	At June 30, 2004	At December 31, 2003
	(Unaudited)	(Audited)
	HK$ million	HK$ million

0 - 30 days	1,060	1,125
31 - 60 days	197	206
61 - 90 days	85	88
91 - 120 days	73	64
Over 120 days	316	276

	1,731	1,759
Less: Provision for doubtful debts	(191)	(188)

	1,540	1,571

The normal credit period granted by the Group ranges from 18 days to 30 days from the date of the invoice.

11.	ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

	At June 30, 2004	At December 31, 2003
	(Unaudited)	(Audited)
	HK$ million	HK$ million

0 - 30 days	524	886
31 - 60 days	11	130
61 - 90 days	10	88
91 - 120 days	47	44
Over 120 days	471	229

	1,063	1,377

PCCW Interim Report 2004

12.	SHARE CAPITAL

	Number of shares	Nominal value
	(Unaudited)	(Unaudited)
		HK$ million

Authorized:
Ordinary shares of HK$0.25 each	6,400,000,000	1,600

Issued and fully paid:
Ordinary shares of HK$0.25 each
Balances at January 1, 2004 and June 30, 2004	5,368,754,074	1,343

13. CAPITAL COMMITMENTS

	At June 30, 2004	At December 31, 2003
	(Unaudited)	(Audited)
	HK$ million	HK$ million

Authorized and contracted for	2,979	3,025
Authorized but not contracted for	2,913	3,480

	5,892	6,505

14. CONTINGENT LIABILITIES

	At June 30, 2004	At December 31, 2003
	(Unaudited)	(Audited)
	HK$ million	HK$ million

Performance guarantee	121	130
Others	61	125

	182	255

On April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted

PCCW Interim Report 2004

Notes to the Unaudited Condensed Consolidated Financial Statements

14.	CONTINGENT LIABILITIES (continued)

to approximately HK$98 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725 percent per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the directors consider that HKT has valid defenses and therefore no provision has been made.

15.	CHARGE ON ASSETS

As at June 30, 2004, certain assets of the Group with an aggregate carrying value of HK$160 million (December 31, 2003: HK$4,188 million) were pledged to secure loan and borrowing facilities utilized by the Group.

Certain other investments, with an aggregate value of HK$234 million (December 31, 2003: HK$246 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002.

The Group’s equity interest in Reach was also used to secure the amended 5 percent mandatory convertible note in the principal amount of approximately US$54 million due 2005.

16.	RELATED PARTY TRANSACTIONS
		Six months ended
		June 30, 2004	June 30, 2003
		(Unaudited)	(Unaudited)
		HK$ million	HK$ million

	Telecommunication service fees, rental charges and subcontracting
	charges received or receivable from a jointly controlled company	60	107
	System integration charges receivable from a shareholder of
	a PRC subsidiary	194	–
	Telecommunication service fees and rental charges paid or payable to
	a jointly controlled company	438	571
	Convertible bond interest paid or payable to a substantial shareholder	147	147

	The above transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors. In respect of transactions for which the price or volume has not yet been agreed with the relevant related parties, the directors have determined the relevant amounts based on their best estimation.

PCCW Interim Report 2004

16.	RELATED PARTY TRANSACTIONS (continued)

An indirect wholly-owned subsidiary of the Company and a wholly-owned subsidiary of a jointly controlled company (“JV”) have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for providing domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of the JV, the Group is required to acquire 90 percent, 90 percent, 80 percent, 70 percent and 60 percent per annum, respectively, of its total annual purchases of “Committed Services” (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from the wholly-owned subsidiary of the JV. The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby the Group will provide local connectivity services to the wholly-owned subsidiary of the JV under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that each of the Group and Telstra have agreed to purchase 90 percent per annum of the Group's and Telstra’s respective Committed Services from the JV and its subsidiaries until repayment of the Reach Term Facility on December 31, 2010 or earlier. The above obligation is still in force notwithstanding the purchase of the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility by the Company and Telstra as set out in note 2(c). The wholly-owned subsidiary of the JV similarly must acquire 90 percent per annum of its local connectivity services from the Group under the amended agreement for domestic connectivity services, similarly extended for the same period.

On April 15, 2003, the Company, the indirect wholly-owned subsidiary of the Company, and Telstra entered into a capacity prepayment agreement with the JV and certain of its subsidiaries whereby each of the Company and Telstra agreed to make a prepayment of US$143 million (approximately HK$1,115 million) for the purchase of capacity as stated above. These prepayments (which will be compounded to reflect the time value of money) are to be applied against the cost of services and capacity supplied to Telstra and the Group by the JV and certain of its subsidiaries as and when the JV and certain of its subsidiaries have available surplus cash in accordance with a prescribed formula. The total balance of HK$1,139 million, comprising the prepayment of HK$1,115 million and the accrued interest receivable up to December 31, 2003, was written down to zero as at December 31, 2003 and the total balance of prepayment remained zero as at June 30, 2004.

Purchases made by the Group from the JV for the six months ended June 30, 2004 were HK$417 million (2003: HK$571 million).

As set out in note 2(c), the Company purchased 50 percent of the entire outstanding portion of US$1,200 million of the debt of the Reach Term Facility on June 18, 2004, at approximately US$155.45 million (approximately HK$1,213 million). As at June 30, 2004, the loan receivable from the wholly-owned subsidiary of the JV was approximately HK$1,212 million (2003: Nil), which has been included in “interests in jointly controlled companies and associates” in the unaudited condensed consolidated balance sheet. Interest on this loan receivable will be suspended for a period of six months from June 18, 2004 and no decision has been made between the Company, Telstra and the JV as to the appropriate bases on which interest should be calculated following such period.

In addition, on June 17, 2004, the Company agreed to provide the JV with a revolving working capital loan facility up to US$25 million (approximately HK$195 million), details of which are set out in note 2(c). As at June 30, 2004, no draw down has been made by the JV under this facility.

PCCW Interim Report 2004

Notes to the Unaudited Condensed Consolidated Financial Statements

17.	POST BALANCE SHEET EVENTS

(a) On July 13, 2004, PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company, drew down HK$800 million under a six-year HK$2,000 million revolving loan facility entered into in December 2003.

(b) On July 21, 2004, HKTC repaid HK$800 million of the principal amount of the HK$2,800 million seven-year revolving loan facility. On August 23, 2004, HKTC repaid a further HK$800 million under this revolving loan facility.

(c) In respect of the Capital Reduction as set out in note 2(b), pursuant to a special resolution passed at an extraordinary general meeting of the Company held on May 19, 2004 and the subsequent order of the High Court made on August 3, 2004, the entire amount of HK$173,464,615,915 then standing to the credit of the share premium account of the Company was cancelled in accordance with the provisions of the Companies Ordinance.

Out of the credit arising from the Capital Reduction, HK$152,932,345,321 was applied to eliminate the accumulated losses of the Company as at June 30, 2004. An undertaking was given by the Company in connection with the Capital Reduction. Pursuant to the undertaking, the balance of HK$20,532,270,594 of the credit arising from the Capital Reduction and any sum received by the Company in respect of its investments against which provision for impairment loss or diminution in value had been made up to June 30, 2004 (or, in the case of a revaluation or disposal of any of such investment, sums revalued or realized in excess of the written down value of the relevant investment as at June 30, 2004) up to an aggregate amount of HK$152,932,345,321 shall be credited to a special capital reserve in the accounting records of the Company. While any debt or liability of, or claim against, the Company at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realized profit and (for so long as the Company remains a listed company) shall be treated as an undistributable reserve for the purposes of section 79C of the Companies Ordinance. The undertaking, however, is subject to the following provisos: –

(i) the amount standing to the credit of the special capital reserve may be applied for the same purposes as a share premium account may be applied or may be reduced or extinguished by the aggregate of any increase in the Company’s issued share capital or share premium account resulting from an issue of shares for cash or other new consideration or upon a capitalization of distributable reserves after the date of the Capital Reduction;

(ii) an amount of up to HK$20,532,270,594 of the special capital reserve may be applied by the Company for the purpose of eliminating any loss sustained after June 30, 2004, provided that if subsequent to the elimination any of the Company’s investments against which provision for impairment loss or diminution in value has been made for the period respecting the loss shall be revalued in excess of their written down value at the end of that period or realized for a sum in excess of such written down value, or any sum is received by the Company in respect of such investment, then a sum equal to the amount of the revaluation or the sum realized in excess of the written down value or the sum received by the Company in respect of such investment as aforesaid up to an aggregate amount of HK$20,532,270,594 or the total amount of the non-permanent losses sought to be eliminated (whichever is less) shall be re-credited to the special capital reserve; and

(iii) upon the coming into force of one or more guarantees to be issued by Standard Chartered Bank (HK) Limited in the form scheduled to the undertaking, the Company will be released from the undertaking to the extent of an amount equal to the sum so guaranteed less the fees and expenses incurred in issuing the relevant guarantee(s), with the result that such amount of the special capital reserve would thereby become distributable.

18.	COMPARATIVE FIGURES

Certain of the 2003 comparative figures have been reclassified to conform with the current period’s presentation.

PCCW Interim Report 2004

General Information

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES,
UNDERLYING SHARES AND DEBENTURES

As at June 30, 2004, the directors and chief executive of the Company and their associates had the following interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”):

1.	The Company

	A.	Interests in the Company

The table below sets out the aggregate long positions in the shares and underlying shares of each director and the chief executive of the Company.
		Number of ordinary shares
Name of director/chief executive	Personal interests	Family interests	Corporate interests	Other interests	Number of underlying shares held under equity derivatives	Total	Percentage of issued share capital

Li Tzar Kai, Richard	–	–	6,870,600	1,746,122,668	3,490,018	1,756,483,286	32.72%
			(Note 1(a))	(Note 1(b))	(Note 1(c))

So Chak Kwong, Jack	–	–	–	–	18,483,000	18,483,000	0.34%
					(Note 3)

Yuen Tin Fan, Francis	–	–	–	–	17,068,000	17,068,000	0.32%
					(Note 2)

Peter Anthony Allen	253,200	–	–	–	2,629,200	2,882,400	0.05%
					(Note 2)

Alexander Anthony Arena	760,000	–	–	–	12,800,200	13,560,200	0.25%
					(Note 4)

Michael John Butcher	387,600	–	–	–	13,987,600	14,375,200	0.27%
					(Note 5)

Chung Cho Yee, Mico	1,176,260	18,455	–	–	11,390,400	12,585,115	0.23%
		(Note 6)			(Note 2)

Lee Chi Hong, Robert	992,600	511	–	–	5,000,000	5,993,111	0.11%
	(Note 7(a))	(Note 7(b))			(Note 2)

Sir David Ford	–	–	–	–	2,000,000	2,000,000	0.04%
					(Note 2)

Prof Chang Hsin-kang	64,000	–	–	–	–	64,000	0.001%

Dr The Hon Li Kwok Po, David	600,000	–	–	–	–	600,000	0.01%

PCCW Interim Report 2004

General Information

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES
AND DEBENTURES (continued)

1.	The Company (continued)

	A.	Interests in the Company (continued)

Notes:
1.	(a)	These interests were held by Pacific Century Diversified Limited (“PCD”), a wholly owned subsidiary of Chiltonlink Limited, which was 100 percent owned by Li Tzar Kai, Richard.

	(b)	These interests represented:

		(i)	a deemed interest in 36,726,857 shares held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited (“HWL”). Cheung Kong (Holdings) Limited (“Cheung Kong”) through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a beneficiary of certain discretionary trusts which held interests in Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 36,726,857 shares of the Company held by Yue Shun Limited;

		(ii)	a deemed interest in 20,354,286 shares of the Company held by Pacific Century Group Holdings Limited (“PCGH”). Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 20,354,286 shares of the Company;

		(iii)	a deemed interest in 1,526,094,301 shares of the Company held by Pacific Century Regional Developments Limited (“PCRD”), a company in which PCGH had, through certain wholly-owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.32 percent interest. Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed under the SFO, to have an interest in the 1,526,094,301 shares of the Company; and

		(iv)	a deemed interest in 162,947,224 shares of the Company held by a collective investment scheme in which PCD (a corporation 100 percent controlled by Li Tzar Kai, Richard – see above) was a holder.

	(c)	This number represents interests under listed equity derivatives arising through corporations controlled by PCGH in which Li Tzar Kai, Richard was deemed interested as the founder of certain trusts which held 100 percent of PCGH and comprises:

		(i)	an interest in 679,000 underlying shares held by PCRD in the form of 67,900 American depositary receipts (“ADRs”), each representing 10 shares of the Company; and

		(ii)	an interest in respect of 2,811,018 underlying shares arising as a result of the holding of an aggregate of US$14,000,000 of convertible bonds issued by a wholly-owned subsidiary of the Company which were held by PCGH and a wholly-owned subsidiary of Pacific Century Insurance Holdings Limited (“PCIHL”) (a company in which PCRD had a 45.09 percent interest) and were convertible into 2,811,018 shares of the Company.

2.	These interests represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in the section headed “SHARE OPTION SCHEME” below.

3.	These interests represented So Chak Kwong, Jack’s beneficial interest in: (i) 6,483,000 underlying shares which will be transferred to him in three equal annual installments commencing from the first anniversary of his employment with the Company pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 12,000,000 underlying shares in respect of share options granted by the Company to So Chak Kwong, Jack as beneficial owner, the details of which are set out in the section headed “SHARE OPTION SCHEME”.

4.	These interests represented Alexander Anthony Arena’s beneficial interest in: (i) 200 underlying shares held in the form of 20 ADRs which constituted listed equity derivatives; and (ii) 12,800,000 underlying shares in respect of share options granted by the Company to Alexander Anthony Arena as beneficial owner, the details of which are set out in the section headed “SHARE OPTION SCHEME” below.

5.	These interests represented Michael John Butcher’s beneficial interest in: (i) 387,600 underlying shares which will be transferred to him on April 3, 2005 pursuant to an agreement made on May 22, 2002 with Li Tzar Kai, Richard which constituted unlisted physically settled equity derivatives; and (ii) 13,600,000 underlying shares in respect of share options granted by the Company to Michael John Butcher as beneficial owner, the details of which are set out in the section headed “SHARE OPTION SCHEME” below.

6.	These shares were held by the spouse of Chung Cho Yee, Mico.

7.	(a)	These shares were held jointly by Lee Chi Hong, Robert and his spouse.

	(b)	These shares were held by the spouse of Lee Chi Hong, Robert.

PCCW Interim Report 2004

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES
AND DEBENTURES (continued)

1.	The Company (continued)

	B.	Short Positions in the Shares and Underlying Shares of the Company

Li Tzar Kai, Richard was deemed under the SFO as at June 30, 2004 to have short positions held pursuant to equity derivatives in respect of an aggregate of 328,047,069 underlying shares, representing 6.11 percent of the total issued share capital of the Company. Details of the short positions are as follows:

	(a)	a short position in respect of 91,764,705 underlying shares in the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holder has the right to call for the delivery of 91,764,705 shares in the Company. Li Tzar Kai, Richard’s deemed short position arose as the founder of certain trusts which held 100 percent of PCGH of which PCRD is a controlled corporation under the SFO;

	(b)	a short position in respect of 229,411,764 underlying shares in the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holders have the right to call for the delivery of 229,411,764 shares in the Company. Li Tzar Kai, Richard’s deemed short position arose as the founder of certain trusts which held 100 percent of PCGH of which PCRD is a controlled corporation under the SFO;

	(c)	a short position in respect of 387,600 underlying shares in the Company which arose under an agreement entered into with Michael John Butcher, such interest constituted, for the purposes of the SFO, a short position under an unlisted physically settled equity derivative pursuant to which such shares in the Company will be transferred to Michael John Butcher on April 3, 2005; and

	(d)	through PCD (a corporation 100 percent controlled by Li Tzar Kai, Richard - see above) a short position in respect of 6,483,000 underlying shares in the Company which arose under an agreement entered into with So Chak Kwong, Jack, such interest constituted, for the purposes of the SFO, a short position of a corporation controlled by Li Tzar Kai, Richard under an unlisted physically settled equity derivative pursuant to which such shares in the Company will be transferred to So Chak Kwong, Jack in three equal annual installments commencing from the first anniversary of his employment with the Company.

2.	Interests in Associated Corporation

PCGH and a subsidiary of PCIHL held, respectively, US$4,000,000 and US$10,000,000 of convertible bonds issued by PCCW Capital Limited, an associated corporation of the Company. Accordingly, Li Tzar Kai, Richard was deemed to have an aggregate interest in US$14,000,000 of convertible bonds issued by PCCW Capital Limited by virtue of being the founder of certain trusts which held 100 percent of PCGH.

Save as disclosed above, none of the directors, the chief executive of the Company or their associates had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEME

The share option scheme (the “Existing Scheme”) adopted by the Company on September 20, 1994, last amended and restated on May 23, 2002, was due to expire in September 2004. It was therefore approved by the shareholders in the Company’s annual general meeting held on May 19, 2004 to terminate the Existing Scheme prematurely and adopt the new share option scheme (the “New Scheme”). Since May 19, 2004, the board of directors may, at their discretion, grant share options to any eligible person to subscribe for shares in the Company subject to the terms and conditions stipulated in the New Scheme. The board of directors have not granted any option under the New Scheme during the period ended June 30, 2004.

PCCW Interim Report 2004

General Information

SHARE OPTION SCHEME (continued)

Details of the options which have been granted under the Existing Scheme during the period ended June 30, 2004 are as follows:

1.	Outstanding options at January 1, 2004 and at June 30, 2004

					Number of options
Name or category of participant	Date of grant (Notes 1 & 2)	Vesting period (Note 1)	Exercisable period (Note 1)	Exercise price HK$	Outstanding at 01.01.2004	Outstanding at 6.30.2004

Directors

So Chak Kwong, Jack	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	12,000,000	12,000,000
		07.25.2006	07.23.2013

Yuen Tin Fan, Francis	08.28.1999	08.17.2000 to	08.17.2003 to	11.7800	2,134,000	2,134,000
		08.17.2004	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	3,200,000	3,200,000
		08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	3,200,000	3,200,000
		08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	8,534,000	8,534,000
		07.25.2006	07.23.2013

Cheung Wing Lam, Linus	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	3,200,000	(Note 9)
		08.26.2005	01.22.2011

Peter Anthony Allen	08.28.1999	08.17.2000 to	08.17.2000 to	11.7800	272,000	272,000
		08.17.2002	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	178,600	178,600
		08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	178,600	178,600
		08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	2,000,000	2,000,000
		07.25.2006	07.23.2013

Alexander Anthony Arena	08.28.1999	08.17.2000 to	08.17.2000 to	11.7800	3,200,000	3,200,000
		08.17.2004	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	1,600,000	1,600,000
		08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	1,600,000	1,600,000
		08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	6,400,000	6,400,000
		07.25.2006	07.23.2013

Michael John Butcher	05.28.2002	04.29.2003 to	04.29.2003 to	9.9500	5,600,000	5,600,000
		04.29.2007	04.29.2012
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	8,000,000	8,000,000
		07.25.2006	07.23.2013

Chung Cho Yee, Mico	08.28.1999	08.17.2000 to	08.17.2001 to	11.7800	3,575,200	3,575,200
		08.17.2004	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	1,060,000	1,060,000
		08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	1,060,000	1,060,000
		08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	5,695,200	5,695,200
		07.25.2006	07.23.2013

Lee Chi Hong, Robert	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	5,000,000	5,000,000
		07.25.2006	07.23.2013

Sir David Ford	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	2,000,000	2,000,000
		07.25.2006	07.23.2013

PCCW Interim Report 2004

SHARE OPTION SCHEME (continued)

1.	Outstanding options at January 1, 2004 and at June 30, 2004 (continued)
						Number of options
	Name or category of participant	Date of grant (Notes 1 & 2)	Vesting period (Note 1)	Exercisable period (Note 1)	Exercise price HK$	Outstanding at 01.01.2004	Outstanding at 6.30.2004

	Employees

	In aggregate	08.17.1999 to	(Note 3)	08.17.2000 to	11.7800	10,343,988	10,113,724
		09.15.1999		08.17.2009
		10.25.1999 to	(Note 3)	10.25.2000 to	22.7600	4,509,200	4,475,200
		11.23.1999		10.25.2009
		02.08.2000 to	02.08.2001 to	02.08.2001 to	75.2400	86,700	86,700
		03.08.2000	02.08.2003	02.08.2010
		08.26.2000 to	(Note 4)	(Note 4)	60.1200	4,270,000	4,117,400
		09.24.2000
		10.27.2000 to	(Note 5)	(Note 5)	24.3600	12,966,082	11,825,778
		11.25.2000
		01.22.2001 to	(Note 6)	(Note 6)	16.8400	13,559,838	11,970,638
		02.20.2001
		02.20.2001	02.08.2002 to	02.08.2002 to	18.7600	86,700	86,700
			02.08.2004	02.08.2011
		04.17.2001 to	(Note 7)	(Note 7)	10.3000	3,542,960	1,845,280
		05.16.2001
		07.16.2001 to	07.16.2002 to	07.16.2002 to	9.1600	689,760	664,240
		09.15.2001	07.16.2004	07.16.2011
		09.27.2001	09.27.2001 to	09.27.2001 to	6.8150	3,600,000	–
			09.07.2003	09.07.2011
		10.15.2001 to	10.15.2002 to	10.15.2002 to	8.6400	292,000	292,000
		11.13.2001	10.15.2004	10.15.2011
		05.10.2002	(Note 3)	04.11.2003 to	7.9150	231,700	231,700
				04.11.2012
		06.19.2002	(Note 8)	(Note 8)	10.0900	279,000	179,000
		08.01.2002	08.01.2003 to	08.01.2003 to	8.0600	200,000	200,000
			08.01.2005	07.31.2012
		11.13.2002	11.13.2003 to	11.13.2003 to	6.1500	7,040,000	6,860,000
			11.13.2005	11.12.2012
		07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	75,722,000	72,167,000
			07.25.2006	07.23.2013
		09.16.2003	09.16.2004 to	09.16.2004 to	4.9000	1,190,000	1,190,000
			09.15.2006	09.14.2013

	Others	02.20.2001	Fully Vested on	01.22.2002 to	16.8400	480,000	–
			01.22.2002	01.31.2004

		10.11.2002	Fully vested on	10.11.2002 to	8.6165	1,200,000	1,200,000
			10.11.2002	10.10.2007

		07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	2,200,000	2,200,000
			07.25.2006	07.23.2013

PCCW Interim Report 2004

General Information

SHARE OPTION SCHEME (continued)

2.	Options granted during the period ended June 30, 2004

During the period under review, no share options were granted to the directors or employees of the Group.

3.	Options exercised during the period ended June 30, 2004

During the period under review, no share options were exercised by the directors or employees of the Group.

4.	Options cancelled or lapsed during the period ended June 30, 2004

Name or category of participant	Exercise price HK$	Number of options cancelled	Number of options lapsed

Director

Cheung Wing Lam, Linus (Note 9)	16.8400	–	3,200,000

Employees

In aggregate	11.7800	–	230,264
	22.7600	–	34,000
	60.1200	–	152,600
	24.3600	–	1,140,304
	16.8400	–	1,589,200
	10.3000	1,530,000	167,680
	9.1600	–	25,520
	6.8150	3,600,000	–
	10.0900	–	100,000
	6.1500	–	180,000
	4.3500	–	3,555,000

Others	16.8400	–	480,000

Notes:
1.	All dates are shown month/day/year.

2.	Due to the large number of employees participating in the Existing Scheme, certain information such as the date of grant can only be shown within a reasonable range in this report. For options granted to employees, the options were granted, where applicable, during the underlying periods for acceptance of the offer of such options by the employees concerned.

3.	These options vest in installments during a period starting from the first anniversary of the offer date of such options (the “Offer Date”) and ending on either the third or fifth anniversary of the Offer Date inclusive.

PCCW Interim Report 2004

SHARE OPTION SCHEME (continued)

4.	Options cancelled or lapsed during the period ended June 30, 2004 (continued)

Notes: (continued)
	4.	These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2003 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

	5.	These options vest in installments during a period starting from: (i) March 15, 2001 and ending on March 15, 2005 inclusive; or (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

	6.	These options vest in installments during a period starting from: (i) dates ranging between the date of grant to August 26, 2001 and ending on dates ranging between December 7, 2002 to August 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

	7.	These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

	8.	These options vest in installments during a period starting from: (i) the date of grant and ending on either May 26, 2003 or October 27, 2003 inclusive; or (ii) May 21, 2003 and ending on May 21, 2005 inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

	9.	Cheung Wing Lam, Linus resigned as a director of the Company on February 29, 2004. His outstanding 3,200,000 options at an exercise price of HK$16.8400 per share lapsed following his resignation.

Save as disclosed above, at no time during the period under review was the Company or any of its subsidiaries, holding companies or fellow subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors or chief executive of the Company or their spouses or children under 18 years of age had any right to subscribe for equity or debt securities of the Company or had exercised any such right during the period under review.

PCCW Interim Report 2004

General Information

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

As at June 30, 2004, the following persons (other than directors or the chief executive of the Company) were substantial shareholders of the Company (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (“Listing Rules”)) and had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder	Note	Number of shares/ underlying shares held	Percentage of issued share capital

Interests

PCRD	1	1,528,781,171	28.48%
PCGH	2	1,549,938,605	28.87%
Star Ocean Ultimate Limited	3	1,549,938,605	28.87%
The Ocean Trust	3	1,549,938,605	28.87%
The Starlite Trust	3	1,549,938,605	28.87%
OS Holdings Limited	3	1,549,938,605	28.87%
Ocean Star Management Limited	3	1,549,938,605	28.87%
The Ocean Unit Trust	3	1,549,938,605	28.87%
The Starlite Unit Trust	3	1,549,938,605	28.87%

Short Positions

PCRD	4	321,176,469	5.98%
PCGH	4	321,176,469	5.98%
Star Ocean Ultimate Limited	4	321,176,469	5.98%
The Ocean Trust	4	321,176,469	5.98%
The Starlite Trust	4	321,176,469	5.98%
OS Holdings Limited	4	321,176,469	5.98%
Ocean Star Management Limited	4	321,176,469	5.98%
The Ocean Unit Trust	4	321,176,469	5.98%
The Starlite Unit Trust	4	321,176,469	5.98%

Notes:
1.	These interests represented (i) PCRD’s beneficial interests in 1,526,094,301 shares and 679,000 underlying shares held in the form of 67,900 ADRs which constituted listed equity derivatives; and (ii) PCRD’s interests through its 45.09 percent owned subsidiary, PCIHL, in 2,007,870 underlying shares in respect of US$10,000,000 convertible bonds which constituted listed physically settled equity derivatives convertible into shares of the Company.

2.	These interests represented (i) PCGH’s beneficial interests in 20,354,286 shares and 803,148 underlying shares in respect of US$4,000,000 convertible bonds held by it which constituted listed physically settled equity derivatives convertible into shares of the Company; and (ii) PCGH’s interests through its controlled corporations (being its wholly-owned subsidiaries, Borsington Limited, Pacific Century International Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, which together controlled 75.32 percent of PCRD) in shares and underlying shares of the Company held by PCRD (as described in Note 1 above).

3.	On April 18, 2004, Li Tzar Kai, Richard transferred the entire issued share capital of PCGH to Ocean Star Management Limited as trustee of The Ocean Unit Trust and The Starlite Unit Trust. The entire issued share capital of Ocean Star Management Limited was held by OS Holdings Limited. The Ocean Trust and The Starlite Trust held all units of The Ocean Unit Trust and The Starlite Unit Trust respectively. Star Ocean Ultimate Limited was the discretionary trustee of The Ocean Trust and The Starlite Trust.

4.	PCGH, Star Ocean Ultimate Limited, The Ocean Trust, The Starlite Trust, OS Holdings Limited, Ocean Star Management Limited, The Ocean Unit Trust and The Starlite Unit Trust were deemed to have short positions in the same underlying shares held by PCRD, under the SFO pursuant to the arrangements as described in the section headed “DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES”.

PCCW Interim Report 2004

INTERESTS AND SHORT POSITIONS OF OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO

As at June 30, 2004, the following persons (not being directors, the chief executive or substantial shareholders of the Company) had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder		Number of shares/ underlying shares held	Percentage of issued share capital

Interests

Ocean Star Investment Management Limited	Note	1,549,938,605	28.87%
Lehman Brothers Holdings Inc.		434,546,309	8.09%

Short Positions

Ocean Star Investment Management Limited	Note	321,176,469	5.98%
Lehman Brothers Holdings Inc.		415,543,117	7.74%

Note:
Ocean Star Investment Management Limited was deemed interested and to have short positions under the SFO in the shares and underlying shares by virtue of it being the investment manager of The Ocean Unit Trust and The Starlite Unit Trust which together held 100 percent of PCGH (see above).

Save as disclosed above in this section and the previous section headed “INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS”, the Company had not been notified of any other person (other than directors or the chief executive of the Company) who had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at June 30, 2004.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the six months ended June 30, 2004.

AUDIT COMMITTEE

The Company’s Audit Committee has reviewed the unaudited interim financial statements of the Group for the six months ended June 30, 2004 and holds regular meetings throughout the year.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules save that non-executive directors of the Company are not appointed for a specific term of office, but are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company’s Articles of Association.

PCCW Interim Report 2004

Investor Relations

LISTINGS

The Company’s securities are listed on The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Receipts (“ADRs”) on the New York Stock Exchange, Inc. Each ADR represents 10 ordinary shares of the Company. Certain convertible bonds and USD guaranteed notes issued by wholly-owned subsidiaries of the Company are listed on the Luxembourg Stock Exchange. The convertible bonds are convertible into ordinary shares of the Company.

The Company is subject to the regulations of the United States Securities and Exchange Commission (“SEC”) as they apply to foreign companies whose securities are listed on a U.S. stock exchange. As required by the United States securities laws, the Company has filed an annual report for the year ended December 31, 2003 on Form 20-F with the SEC. A copy of the Form 20-F may be obtained from our website or Investor Relations office.

Additional information and specific enquiries concerning the Company’s ADRs should be directed to the Company’s ADR Depositary at the address given on this page.

Other enquiries regarding the Company should be addressed to Investor Relations at the address given on this page.

INTERIM REPORT 2004

This interim report 2004 (“Interim Report 2004”) in both English and Chinese is now available in printed form and on the Company’s website at www.pccw.com.

Shareholders who:

A)	received our Interim Report 2004 by electronic means may request a printed copy; or

B)	received our Interim Report 2004 in either English or Chinese may request a printed copy of the other language version,

by writing to the Company’s Share Registrars at:

PCCW Limited
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong
Fax: +852 2529 6087/+852 2865 0990
Email: hkinfo00008@computershare.com.hk

Shareholders who have chosen to receive the Interim Report 2004 by electronic means through the Company’s website and who, for any reason, have difficulty in receiving or gaining access to the Interim Report 2004 will promptly upon written request to the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent the Interim Report 2004 in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Company’s corporate communications at any time, free of charge, by notice in writing to the Company’s Share Registrars.

INDEX CONSTITUENT

The Company is a constituent of the following indices:
Hang Seng Index
MSCI Index Series
FTSE4Good Global Index

STOCK CODES

The Stock Exchange of Hong Kong Limited	0008
Reuters	0008.HK
Bloomberg	8 HK
ADRs	PCW

COMPANY SECRETARY

Hubert Chak

REGISTERED OFFICE

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
Telephone: +852 2888 2888
Fax: +852 2877 8877

REGISTRARS

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East, Hong Kong
Telephone: +852 2862 8628
Fax: +852 2529 6087
Email: hkinfo@computershare.com.hk

ADR DEPOSITARY

Citibank, N.A.
American Depositary Receipts (ADR)
111 Wall Street,
New York, NY 10005 USA
 Toll Free Number: +1 877 CITIADR (248 4237)
Email: citibank@shareholders-online.com

INVESTOR RELATIONS

Erik Floyd
Director of Investor Relations
PCCW Limited
41st Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
Telephone: +852 2514 5084
Fax: +852 2962 5003
Email: ir@pccw.com

WEBSITE

www.pccw.com

PCCW Limited

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
Telephone: +852 2888 2888
Fax: +852 2877 8877
www.pccw.com

PCCW Limited is listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008)
with an ADR listing on the New York Stock Exchange, Inc. (NYSE: PCW)

Copyright © PCCW Limited 2004. All Rights Reserved.